SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2025

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company”) announces that at the Annual General Meeting of Shareholders held on August 7, 2025, the following proposals were approved by the shareholders by the requisite majority:

1.  Approval of the renewal of an updated version of the Compensation Policy for a period of three years, commencing on the date of approval by the shareholders in the Meeting, in accordance with the requirements of the Israeli Companies Law, 5759-1999;

2. Approval of the grant of non-listed options to acquire 100,000 ordinary shares to each of Mr. Zwi Williger and Mr. Joseph Williger, controlling shareholders of the Company;

3.  Approval of the re-election of Mr. Zwi Williger, Mr. Joseph Williger and Mr. Shlomo Gold as directors of the Company, each to hold office subject to the Company’s Articles of Association and the Companies Law; and

4.  Appointment of BDO Ziv Haft as the Company's independent accounting firm until the next Annual General Meeting of the Company’s shareholders.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-266312).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd. By: /s/ Yitschak Barabi Name: Yitschak Barabi Title: Chief Financial Officer

Date: August 7, 2025